FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

19 June 2018

HSBC HOLDINGS PLC

ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has today issued US$3,000,000,000 4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (the "New Notes") pursuant to an indenture dated 26 August 2009 (as amended or supplemented from time to time and as most recently amended and supplemented by a seventh supplemental indenture dated 19 June 2018).

Application will be made to list the New Notes on the New York Stock Exchange.

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Investor enquiries to:
Greg Case                                        +44 (0) 20 7992 3825                     greg.case@hsbc.com

Media enquiries to:
Ankit Patel                                       +44 (0) 20 7991 9813                     ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 19 June 2018